Exhibit 99.2

Franklin Resources, Inc.

Preliminary Fourth Quarter Results – October 27, 2011



Forward-Looking Statements

The financial results in this presentation are preliminary. Statements in this presentation regarding Franklin Resources, Inc. ("Franklin") and its subsidiaries, which are not historical facts, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this presentation, words or phrases generally written in the future tense and/or preceded by words such as "will," "may," "could," "expect," "believe," "anticipate," "intend," "plan," "seek," "estimate," "preliminary" or other similar words are forward-looking statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other important factors, some of which are listed below, that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance.

These and other risks, uncertainties and other important factors are described in more detail in Franklin's recent filings with the U.S. Securities and Exchange Commission, including, without limitation, in Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations in Franklin's Annual Report on Form 10-K for the fiscal year ended September 30, 2010, and Franklin's subsequent Quarterly Reports on Form 10-Q: (1) volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results; (2) the amount and mix of our assets under management ("AUM") are subject to significant fluctuations; (3) we are subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations; (4) regulatory and legislative actions and reforms have made the regulatory environment in which we operate more costly and future actions and reforms could adversely impact our AUM, increase costs and negatively impact our profitability and future financial results; (5) changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition, results of operations and liquidity; (6) any significant limitation or failure of our software applications, technology or other systems that are critical to our operations could constrain our operations; (7) our investment management business operations are complex and a failure to properly perform operational tasks or the misrepresentation of our products and services could have an adverse effect on our revenues and income; (8) we face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries; (9) we depend on key personnel and our financial performance could be negatively affected by the loss of their services; (10) strong competition from numerous and sometimes larger companies with competing offerings and products could limit or reduce sales of our products, potentially resulting in a decline in our market share, revenues and net income; (11) changes in the third-party distribution and sales channels on which we depend could reduce our revenues and hinder our growth; (12) our increasing focus on international markets as a source of investments and sales of investment products subjects us to increased exchange rate and other risks in connection with earnings and income generated overseas; (13) poor investment performance of our products could affect our sales or reduce the level of AUM, potentially negatively impacting our revenues and income; (14) we could suffer losses in earnings or revenue if our reputation is harmed; (15) our future results are dependent upon maintaining an appropriate level of expenses, which is subject to fluctuation; (16) our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations; (17) our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability; (18) certain of the portfolios we manage, including our emerging market portfolios, are vulnerable to significant market-specific political, economic or other risks, any of which may negatively impact our revenues and income; (19) our revenues, earnings, and income could be adversely affected if the terms of our management agreements are significantly altered or these agreements are terminated by the funds and other sponsored investment products we advise; (20) regulatory and governmental examinations and/or investigations, litigation, and the legal risks associated with our business, could adversely impact our AUM, increase costs and negatively impact our profitability and/or our future financial results; (21) our ability to meet cash needs depends upon certain factors, including the market value of our assets, operating cash flows and our perceived creditworthiness; (22) diverse and strong competition limits the interest rates that we can charge on consumer loans; (23) our business could be negatively affected if we or our banking subsidiaries fail to remain well capitalized, and liquidity needs could affect our banking business; and (24) we are dependent on the earnings of our subsidiaries.

Any forward-looking statement made by us in this presentation speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The information in this presentation is provided solely in connection with this presentation, and is not directed toward existing or potential investment advisory clients or fund shareholders.

Audio Commentary and Conference Call Details

Pre-recorded audio commentary on the results from Franklin Resources, Inc.'s President and Chief Executive Officer Greg Johnson and Executive Vice President and Chief Financial Officer Ken Lewis will be available today at approximately 8:30 a.m. Eastern Time. They will also lead a live teleconference today at 4:30 p.m. Eastern Time to answer questions. Analysts and investors are encouraged to contact Investor Relations before the live call for any clarifications or questions on the contents of the earnings release or this presentation.

Access to the pre-recorded audio commentary and accompanying slides are available at franklinresources.com. The pre-recorded audio commentary can also be accessed by dialing (888) 843-7419 in the U.S. and Canada or (630) 652-3042 internationally using access code 30907902, any time through November 10, 2011.

Access to the live teleconference will be available at franklinresources.com or by dialing (888) 895-5271 in the U.S. and Canada or (847) 619-6547 internationally. A replay of the call can also be accessed by calling (888) 843-7419 in the U.S. and Canada or (630) 652-3042 internationally using access code 30907896, after 7:00pm Eastern Time today through November 10, 2011.

Questions regarding the pre-recorded audio commentary or live teleconference should be directed to Franklin Resources, Inc., Investor Relations at (650) 312-4091 or Corporate Communications at (650) 312-2245.

Highlights of the Quarter and Fiscal Year

- Our long-term investment track records are very strong across a wide range of products, despite some disappointing short-term performance in certain areas.

- 4Q net new flows of $3.1 billion capped another solid year of pre-market organic AUM growth.

- 4Q Operating Income of $688 million set an all time record.

- Revenue, Operating & Net Income also set full-year records with EPS rising 36%.

Investment Performance



Investment Performance – Lipper Rankings of U.S.-Registered Long-Term Mutual Funds[1]

Percentage of Assets in the Top Two Quartiles

Franklin Templeton

By Category as of September 30, 2011





[1] Lipper rankings for Franklin Templeton U.S.-registered mutual funds are based on Class A shares. Franklin Templeton funds are compared against a universe of all share classes. Performance rankings for other share classes may differ. Lipper calculates averages by taking all the funds and share classes in a peer group and averaging their total returns for the periods indicated. Lipper tracks 155 peer groups of U.S. retail mutual funds, and the groups vary in size from 9 to 1,146 funds. Lipper total return calculations include reinvested dividends and capital gains, but do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered. *Performance quoted above represents past performance, which cannot predict or guarantee future results.*

Assets Under Management and Flows



Assets Under Management
(in billions, for the three months ended)

End of Period



Simple Monthly Average



Assets Under Management

By Investment Objective
(chart is as of September 30, 2011)



(in billions)	30-Sep-11	30-Jun-11	% Change
Equity	$ 254.2	$ 309.8	(18%)
Hybrid	101.3	115.1	(12%)
Fixed-Income	297.7	303.1	(2%)
Cash Management	6.7	6.2	8%
Total	**$ 659.9**	**$ 734.2**	**(10%)**

By Sales Region
(chart is as of September 30, 2011)



(in billions)	30-Sep-11	30-Jun-11	% Change
United States	$ 444.7	$ 495.6	(10%)
Europe[1]	104.2	121.4	(14%)
Asia-Pacific[2]	81.7	82.1	(0%)
Canada	29.3	35.1	(17%)
Total	**$ 659.9**	**$ 734.2**	**(10%)**

[1] Europe sales region includes Middle East and Africa. [2] Asia-Pacific sales region includes Latin America and Australia.

Market Appreciation and Flows Summary
(in billions, for the three months ended)

Appreciation (Depreciation) and Other



Long-Term Flows[1]



	30-Sep-10	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11
Long-term sales	$ 48.9	$ 54.9	$ 55.6	$ 57.4	$ 52.9
Long-term redemptions	(31.7)	(52.8)	(46.4)	(35.9)	(49.7)
Net cash management	2.2	1.1	(0.8)	0.2	(0.1)
Total net new flows	**$ 19.4**	**$ 3.2**	**$ 8.4**	**$ 21.7**	**$ 3.1**

■ Long-Term Sales   ■ Long-Term Redemptions
■ Long-Term Net New Flows   ■ Adjusted Long-Term Net New Flows

[1] Long-term net new flows are defined as long-term sales less long-term redemptions plus long-term net exchanges. The quarter ended December 31, 2010 includes long-term redemptions in white and net new flows in orange, adjusted for the $12 billion advisory account redemption.

United States and International Flows
(in billions, for the three months ended)

United States[1]



International



[1] The quarter ended December 31, 2010 includes long-term redemptions in white, adjusted for the $12 billion advisory account redemption.

Net New Flows by Investment Objective
(in billions, for the three months ended)

	30-Sep-11	30-Jun-11	Sep-11 vs. Jun-11	30-Sep-10	Sep-11 vs. Sep-10
Equity sales	$ 15.2	$ 16.7	(9%)	$ 19.6	(22%)
Equity redemptions	(21.3)	(16.7)	28%	(14.7)	45%
Equity net exchanges	(0.8)	(0.3)	167%	(0.4)	100%
Equity Net New Flows	**(6.9)**	**(0.3)**	**NM**	**4.5**	**NM**
Hybrid sales	4.8	5.6	(14%)	4.0	20%
Hybrid redemptions	(5.1)	(4.1)	24%	(3.4)	50%
Hybrid net exchanges	(0.5)	0.1	NM	(0.1)	400%
Hybrid Net New Flows	**(0.8)**	**1.6**	**NM**	**0.5**	**NM**
Fixed-income sales	32.9	35.1	(6%)	25.3	30%
Fixed-income redemptions	(23.3)	(15.1)	54%	(13.6)	71%
Fixed-income net exchanges	0.6	0.1	500%	2.4	(75%)
Fixed-Income Net New Flows	**10.2**	**20.1**	**(49%)**	**14.1**	**(28%)**
Cash Management Net New Flows	**0.6**	**0.3**	**100%**	**0.3**	**100%**
Total Net New Flows	**$ 3.1**	**$ 21.7**	**(86%)**	**$ 19.4**	**(84%)**

NM = not meaningful

Operating Results



Quarterly Financial Highlights
(in millions, except per share data, for the three months ended)

Operating and Net Income[1]



- Operating Income
- Net Income[1]

Diluted Earnings Per Share[2]



[1] Net Income attributable to Franklin Resources, Inc. [2] The computation of earnings per share pursuant to the two-class method excludes from net income attributable to Franklin Resources, Inc. the earnings allocated to participating securities, which consist of nonvested stock and stock unit awards that contain nonforfeitable rights to dividends or dividend equivalents.

FRANKLIN RESOURCES, INC.

Operating Revenues
(in millions, for the three months ended)

	30-Sep-11	30-Jun-11	Sep-11 vs. Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	Sep-11 vs. Sep-10
Investment management fees	$ 1,169.3	$ 1,142.8	2%	$ 1,076.7	$ 1,040.9	$ 919.4	27%
Sales and distribution fees	579.9	620.3	(7%)	587.2	577.8	529.5	10%
Shareholder servicing fees	75.5	77.5	(3%)	75.7	72.1	70.0	8%
Other, net	12.4	12.4	0%	10.0	9.5	9.5	31%
Total Operating Revenues	**$ 1,837.1**	**$ 1,853.0**	**(1%)**	**$ 1,749.6**	**$ 1,700.3**	**$ 1,528.4**	**20%**

Selected Items of Note in the Current Quarter

• Investment management fees include performance fees and carried interest of $48.4 million

Operating Expenses
(in millions, for the three months ended)

	30-Sep-11	30-Jun-11	Sep-11 vs. Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	Sep-11 vs. Sep-10
Sales, distribution and marketing	$ 669.4	$ 719.3	(7%)	$ 677.0	$ 647.1	$ 599.0	12%
Compensation and benefits	309.4	313.6	(1%)	315.8	292.4	275.3	12%
Information systems and technology	50.0	41.3	21%	41.4	40.4	47.6	5%
Occupancy	35.3	32.1	10%	32.7	30.9	33.7	5%
General, administrative and other	84.6	64.0	32%	53.2	30.3	63.8	33%
Total Operating Expenses	**$ 1,148.7**	**$ 1,170.3**	**(2%)**	**$ 1,120.1**	**$ 1,041.1**	**$ 1,019.4**	**13%**

Selected Items of Note in the Current Quarter

• $12.7 million of performance bonus expense was due to Darby Emerging Markets Fund carried interest for the current quarter.

Other Income

(in millions, for the three months ended September 30, 2011)



Dividend, interest and capital gain income	Equity method investments	Available-for-sale investments	Consolidated sponsored investment products (SIP)	Trading investments, excluding consolidated SIP	Interest expense	Consolidated variable interest entities	Other	Total other income	Noncontrolling interests[2]	Other income, net of noncontrolling interests
13.0	(60.3)	1.9	(50.5)	(8.0)	(11.1)	(39.9)	27.3	(127.6)	(59.2)	(68.4)

Associated Balance Sheet Components[1]

Cash and cash equivalents, investment securities, available-for-sale and investment securities, trading excluding those held by consolidated SIP	Investments in equity method investees	Investment securities, available-for-sale	Investment securities, trading held by consolidated SIP	Investment securities, trading, excluding those held by consolidated SIP	Commercial paper, long-term debt and deferred taxes	Investments of consolidated variable interest entities	Miscellaneous non-operating income, including foreign exchange revaluations of cash and cash equivalents held by subsidiaries with a non-USD functional currency		Related noncontrolling interests attributable to third-party investors

[1] Excludes Banking/Finance. [2] Related to consolidated sponsored investment products and variable interest entities, a small portion of which is reflected in Operating Income.

Operating Results
(in millions, except per share data, for the three months ended)

	30-Sep-11	30-Jun-11	Sep-11 vs. Jun-11	31-Mar-11	31-Dec-10	30-Sep-10	Sep-11 vs. Sep-10
Income Before Taxes	**560.8**	**687.1**	**(18%)**	**678.6**	**697.6**	**552.4**	**2%**
Taxes on income	203.9	208.9	(2%)	183.0	207.5	176.5	16%
Net Income	**356.9**	**478.2**	**(25%)**	**495.6**	**490.1**	**375.9**	**(5%)**
Less: Net income (loss) attributable to:							
Nonredeemable noncontrolling interests	(57.6)	(24.5)	135%	(7.6)	(11.9)	0.1	NM
Redeemable noncontrolling interests	(1.5)	(0.6)	150%	0.1	0.8	2.9	NM
Net Income Attributable to Franklin Resources, Inc.	$ **416.0**	$ **503.3**	**(17%)**	$ **503.1**	$ **501.2**	$ **372.9**	**12%**
Less: Allocation of earnings to participating nonvested stock and stock unit awards	1.7	2.9	(41%)	2.8	2.1	1.4	21%
Net Income Available to Common Stockholders	$ **414.3**	$ **500.4**	**(17%)**	$ **500.3**	$ **499.1**	$ **371.5**	**12%**
Average shares outstanding (in thousands)							
Basic	218,989	220,313	(1%)	221,696	223,169	223,864	(2%)
Diluted	219,840	221,284	(1%)	222,696	224,253	224,958	(2%)
Earnings Per Share							
Basic	$ 1.89	$ 2.27	(17%)	$ 2.26	$ 2.24	$ 1.66	14%
Diluted	$ **1.88**	$ **2.26**	**(17%)**	$ **2.25**	$ **2.23**	$ **1.65**	**14%**

Selected Item of Note in the Current Quarter

• The full-year effective tax rate is 30.6%

Operating Margin and Capital Management
(in millions, except as noted, as of and for the period ended)

Quarterly Operating Margin



Quarterly Stock Repurchase Activity



Cash and Cash Equivalents and Investments vs. Debt
(in billions)



Quarterly Payout Ratio



[1] Dividend payout is calculated as dividend amount declared divided by net income attributable to Franklin Resources, Inc. [2] Repurchase payout is calculated as stock repurchase amount divided by net income attributable to Franklin Resources, Inc.